FRED B. GREEN FGREEN@BODMANLAW.COM 313-392-1056 BODMAN PLC 6TH FLOOR AT FORD FIELD 1901 ST. ANTOINE STREET DETROIT, MICHIGAN 48226 313-393-7579 FAX 313-259-7777

CORRESPONDENCE

October 17, 2013

Larry Spirgel Assistant Director United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Saga Communications, Inc.

Form 10-K for Fiscal Year ended December 31, 2012

Filed March 15, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 12, 2013

File No. 001-11588

Dear Mr. Spirgel:

On behalf of Saga Communications, Inc. (“Saga”), this letter responds to your letter dated October 7, 2013. Saga understands that the purpose of the SEC’s review process is to assist Saga in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in Saga’s filings.

For your convenience, Saga’s response tracks the item identified in your letter and is set forth in italics.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 13

Bonuses, page 15

1.	You disclose that your compensation committee approved a broadcast cash flow (“BCF”) goal as the basis for determining the amount of your CEO’s bonus under the CEO Plan. In addition, you disclose that the CEO achieved the maximum target last year. In future filings, please disclose within this section the four BCF performance goal targets that must be reached for payment to your CEO under the CEO Plan. For more information see Item 402(b)(2)(v) of Regulation S-K and Question 118.04 of Regulation S-K’s Compliance and Disclosure Interpretations, available on our website at

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

DETROIT | TROY | ANN ARBOR | CHEBOYGAN | LANSING

Larry Spirgel

October 17, 2013

Response:	Saga intends, in future filings, within this referenced section, where a BCF performance goal is the basis for determining the amount of Saga’s CEO bonus under the CEO Plan, to disclose the BCF performance goal targets that had to have been reached during the year in which the applicable payment was made to Saga’s CEO under the CEO Plan.

As requested in your letter, Saga acknowledges that:

•	Saga is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Saga may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Sincerely

/s/ Fred B. Green

Fred B. Green

cc:	Edward K. Christian, President and Chief Executive Officer

Samuel D. Bush, Chief Financial Officer